Exhibit 34.13

Report of Independent Accountants

To the Board of Directors and Management of Prudential Asset Resources, Inc.:

We have examined management’s assertion about Prudential Asset Resources, Inc., LLC’s compliance with its servicing standards which were derived from criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB as of and for the year ended December 31, 2014 included in the accompanying management assertion (see Exhibit A). Management is responsible for the Company’s compliance with these servicing standards. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing standards.

In our opinion, management’s assertion that the Company complied with the aforementioned servicing standards as of and for the year ended December 31, 2014 is fairly stated, in all material respects.

March 10, 2015

    PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

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